

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 5, 2021

Richard Baldridge
Chief Executive Officer
VIASAT INC
6155 El Camino Real
Carlsbad, CA 92009

> **Re: VIASAT INC**
> **Registration Statement of Form S-4**
> **Filed February 1, 2021**
> **File No. 333-252618**

Dear Mr. Baldridge:

    This is to advise you that we have not reviewed and will not review your registration statement.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Kevin Stertzel at (202) 551-3723 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Manufacturing